Exhibit 12
EL PASO CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(DOLLARS IN MILLIONS)

	For the Years ended December 31,
	2002	2003	2004	2005	2006
Earnings
Pre-tax income (loss) from continuing operations	$(2,246)	$(1,392)	$(1,148)	$(837)	$522
Minority interests in consolidated subsidiaries	203	54	62	11	1
(Income) loss from equity investees	290	(293)	(479)	(281)	(145)

Pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries and (income) loss from equity investees	(1,753)	(1,631)	(1,565)	(1,107)	378
Fixed charges	1,567	1,907	1,743	1,441	1,354
Distributed income of equity investees	179	291	260	209	139
Capitalized interest	(33)	(38)	(41)	(45)	(45)
Preferred returns on consolidated subsidiaries	(203)	(54)	(76)	(11)	(1)

Total earnings available for fixed charges	$(243)	$475	$321	$487	$1,825

Fixed charges
Interest and debt expense	$1,328	$1,822	$1,640	$1,413	$1,340
Interest component of rent	36	31	27	17	13
Preferred returns on consolidated subsidiaries	203	54	76	11	1

Total fixed charges	$1,567	$1,907	$1,743	$1,441	$1,354

Ratio of earnings to fixed charges (1)	—	—	—	—	1.35

Fixed charges
Interest and debt expense	$1,328	$1,822	$1,640	$1,413	$1,340
Interest component of rent	36	31	27	17	13
Preferred returns on consolidated subsidiaries	203	54	76	11	1
Preferred stock dividend of parent	—	—	—	27	36

Total fixed charges	$1,567	$1,907	$1,743	$1,468	$1,390

Ratio of earnings to combined fixed charges and preferred stock dividends (2)	—	—	—	—	1.31

(1)	Earnings for the years ended December 31, 2002, 2003, 2004 and 2005 were inadequate to cover fixed charges by $1,810 million, $1,432 million, $1,422 million and $954 million, respectively.

(2)	Earnings for the years ended December 31, 2002, 2003, 2004 and 2005 were inadequate to cover fixed charges and preferred stock dividends by $1,810 million, $1,432 million, $1,422 million and $981 million, respectively.
     For purposes of computing these ratios, earnings means pre-tax income (loss) from continuing operations before:
•	minority interests in consolidated subsidiaries;

•	income or loss from equity investees, adjusted to reflect actual distributions from equity investments; and

•	fixed charges;
     less:
•	capitalized interest; and

•	preferred returns on consolidated subsidiaries.
     Fixed charges means the sum of the following:
•	interest costs, not including interest on rate refunds;

•	amortization of debt costs;

•	that portion of rental expense which we believe represents an interest factor; and

•	preferred stock dividends and preferred returns on consolidated subsidiaries.